UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                                (Amendment No. 5)

                  Under the Securities and Exchange Act of 1934


                          21st Century Holding Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    90136Q100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

CUSIP No. 90136Q100                 13G                    Page 2 of 5 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Wallace J. Hilliard

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          116,630 (1)
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            116,630 (1)
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     116,630 (1)

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     3.9% (2)

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------
1    Represents 116,630 shares of Common Stock held by the Hilliard Flint Trust.
2 Calculated on the basis of 3,015,501 shares of Common Stock outstanding on May 30, 2002.
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CUSIP No. 90136Q100                     13G                    Page 3 of 5 Pages



Item 1(a).  Name of Issuer:

               21st Century Holding Company

            ____________________________________________________________________

Item 1(b).  Address of Issuer's Principal Executive Offices:

               4161 NW 5th Street
               Plantation, FL 33317

            ____________________________________________________________________

Item 2(a).  Name of Person Filing:

               Wallace J. Hillard


            ____________________________________________________________________

Item 2(b).  Address of Principal Business Office, or if None, Residence:

               2610 Bulrush Lane
               Naples, FL 34105


            ____________________________________________________________________

Item 2(c).  Citizenship:

               U.S.A.

            ____________________________________________________________________

Item 2(d).  Title of Class of Securities:

               Common Stock, $.01 Par Value

            ____________________________________________________________________

Item 2(e).  CUSIP Number:

               90136Q100

            ____________________________________________________________________

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

               Not applicable.

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CUSIP No. 90136Q100                   13G                    Page 4 of 5 Pages


Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned: 116,630 (1)

          ______________________________________________________________________

     (b)  Percent of class:  3.9% (2)

          ______________________________________________________________________

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote  0


          (ii)  Shared power to vote or to direct the vote  116,630


          (iii) Sole power to dispose or to direct the disposition of  0


          (iv)  Shared power to dispose or to direct the disposition of 116,630



Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [X].


         _______________________________________________________________________

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

               Not applicable.

         _______________________________________________________________________

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

               Not applicable.

         _______________________________________________________________________

Item 8.  Identification  and  Classification  of Members of the Group.

               Not applicable.

         _______________________________________________________________________

Item 9.  Notice of Dissolution of Group.

               Not applicable.

          ______________________________________________________________________

Item 10.  Certifications.

               Not applicable.

---------------------
1    Represents 116,630 shares of Common Stock held by the Hilliard Flint Trust.
2 Calculated on the basis of 3,015,501 shares of Common Stock outstanding on May 30, 2002.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 5, 2002               /s/ Daniel Hilliard,
                                   Trustee for Wallace J. Hilliard Flint Trust
                                   -------------------------------------------
                                   Wallace J. Hilliard